UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2026

Commission File Number: 001-42453

Park Ha Biological Technology Co., Ltd.

901 & 901-2, Building C

Phase 2, Wuxi International Life Science Innovation Campus

196 Jinghui East Road

Xinwu District, Wuxi, Jiangsu Province

People’s Republic of China 214000

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒        Form 40-F ☐

POLL RESULTS OF THE EXTRAORDINARY GENERAL MEETING AND CLASS A MEETING HELD
ON JULY 13, 2026

References are made to the Notice of the Extraordinary General Meeting (the “EGM”) and the Notice of Class A Meeting (the “Class A Meeting”), each dated July 6, 2026 (collectively, the “Notices”) of Park Ha Biological Technology Co., Ltd. (the “Company”). Unless otherwise required by the context, capitalized terms used in this announcement shall have the same meanings as defined in the Notices. In addition, holders of Class B Ordinary Shares acted by written resolution in lieu of a separate class meeting.

POLL RESULTS OF THE EGM AND THE CLASS A MEETING

Poll results of the EGM

The EGM was held at 901 & 901-2, Building C Phase 2, Wuxi International Life Science Innovation Campus, 196 Jinghui East Road, Xinwu District, Wuxi, Jiangsu Province People’s Republic of China on July 13, 2026 at 10:30 A.M. (local time).

As of the close of business on July 2, 2026 (the “Record Date”), the total number of issued Shares was 6,364,216 Shares, comprising 5,983,216 Class A Ordinary Shares and 381,000 Class B Ordinary Shares, which was the total number of Shares entitling Shareholders to attend and vote in favor of, against or in abstention on the resolutions proposed at the EGM. Each Class A Ordinary Share is entitled to one (1) vote and each Class B Ordinary Share is entitled to twenty (20) votes. Holders of 2,685,079.13 Class A Ordinary Shares and holders of 381,000 Class B Ordinary Shares issued and outstanding voted at the EGM in person or by proxy, representing approximately 75.76% of the total voting power shares voted.

As a result, holders representing not less than 30% of the total voting power of the Company’s Class A Ordinary Shares and Class B Ordinary Shares, entitled to vote at the EGM, were present in person or by proxy, and a quorum was therefore present for the transaction of business at the EGM.

All resolutions proposed at the EGM have been duly passed. The voting results in respect of the resolutions proposed at the EGM are set out as follows:

1. RESOLVED AS AN ORDINARY RESOLUTION THAT:

The authorised share capital of the Company is increased from US$3,000,000.00 divided into 3,000,000,000 ordinary shares of par value US$0.001 each, comprising 2,400,000,000 Class A Ordinary Shares and 600,000,000 Class B Ordinary Shares, to US$300,000,000 by creating additional 297,000,000,000 ordinary shares of par value US$ 0.001 each to rank pari passu in all respects with the existing shares in the capital of the Company such that the Company is authorised to issue 300,000,000,000 ordinary shares of par value US$0.001 each, comprising 240,000,000,000 Class A Ordinary Shares and 60,000,000,000 Class B Ordinary Shares.

For	Against	Abstain
10,283,040.21	22,038.92	0

2. RESOLVED AS AN ORDINARY RESOLUTION THAT:

The Board is hereby authorised, in its sole discretion, to effect one or more consolidations of all of the Company’s authorised, issued and outstanding Class A Ordinary Shares and Class B Ordinary Shares at any time during the three (3)-year period following the date of the Extraordinary General Meeting, with the exact consolidation ratio and effective time to be determined by the Board in its sole discretion, provided that the aggregate consolidation ratio resulting from any and all such share consolidations shall not be less than 2-for-1 nor greater than 5,000-for-1, and that the consolidated shares shall have the same rights and be subject to the same restrictions (other than any adjustment to par value) as the corresponding shares immediately prior to such share consolidation under the Company’s then effective Amended and Restated Memorandum and Articles of Association.

For	Against	Abstain
10,282,738.21	22,330.90	10.02

3. RESOLVED AS AN ORDINARY RESOLUTION THAT:

The Board is hereby authorised, in its sole discretion, to effect one or more subdivisions of all of the Company’s authorised, issued and outstanding Class A Ordinary Shares and Class B Ordinary Shares at any time during the three (3)-year period following the date of the Extraordinary General Meeting, with the exact subdivision ratio and effective time to be determined by the Board in its sole discretion, provided that the aggregate subdivision ratio resulting from any and all such share subdivisions shall not be less than 2-for-1 nor greater than 100-for-1, and that the subdivided shares shall have the same rights and be subject to the same restrictions (other than any adjustment to par value) as the corresponding shares immediately prior to such share subdivision under the Company’s then effective Amended and Restated Memorandum and Articles of Association.

For	Against	Abstain
10,282,914.92	22,160.92	3.29

4. RESOLVED AS A SPECIAL RESOLUTION THAT:

Subject to the approval of Proposal No.1 and the separate approvals by the holders of the Class A Ordinary Shares and Class B Ordinary Shares in accordance with the Company’s existing amended and restated memorandum and articles of association, the Amended and Restated Memorandum and Articles of Association in the form produced to the Meeting and attached as Appendix 1 to the Notice of Extraordinary General Meeting are adopted, in substitution for, and to the exclusion of, the Company’s existing Amended and Restated Memorandum and Articles of Association.

For	Against	Abstain
10,282,737.22	22,061.91	280.00

The approval of Proposal No. 4 shall be conditional upon the passing of a special resolution by each of (i) the holders of Class A Ordinary Shares at the Class A Meeting, and (ii) the holders of Class B Ordinary Shares by written resolution.

Poll results of the Class A Meeting

The Class A Meeting was held at 901 & 901-2, Building C Phase 2, Wuxi International Life Science Innovation Campus, 196 Jinghui East Road, Xinwu District, Wuxi, Jiangsu Province People’s Republic of China on July 13, 2026 at 11:00 A.M. (local time).

As of the Record Date, the Company had a total of 5,983,216 Class A Ordinary Shares in issue, representing the total number of shares entitled to vote on the resolution proposed at the Class A Meeting. Holders of 2,685,079.13 Class A Ordinary Shares (approximately 44.88% of the shares entitled to vote) voted in person or by proxy at the Class A Meeting.

As a result, holders representing not less than one-third of the total voting power of the Company’s Class A Ordinary Shares, entitled to vote at the Class A Meeting, were present in person or by proxy, and a quorum was therefore present for the transaction of business at the Class A Meeting.

The special resolution proposed at the Class A Meeting has been duly passed. The voting results in respect of the special resolution proposed at the Class A Meeting are set out as below:

1. RESOLVED AS A SPECIAL RESOLUTION THAT:

The voting rights attaching to each Class B Ordinary Share are increased from 20 (twenty) votes to 100 (one hundred) votes for each Class B Ordinary Share of which he is the holder.

For	Against	Abstain
2,662,726.92	22,343.92	8.29

Results of the Class B Written Resolution

In lieu of a separate class meeting of holders of Class B Ordinary Shares, the sole holder of Class B Ordinary Shares acted by written resolution. As of the Record Date, there were 381,000 Class B Ordinary Shares outstanding. The sole holder of Class B Ordinary Shares, representing 381,000 Class B Ordinary Shares (or 100% of the issued Class B Ordinary Shares), approved by written resolution. The special resolution proposed sets out as follows:

1. RESOLVED AS A SPECIAL RESOLUTION THAT:

In accordance with Article 6.2(b) of the Company's existing amended and restated memorandum and articles of association, that the variation of the rights attaching to Class B Ordinary Shares resulting from the number of votes holders of Class B Ordinary Share are entitled to cast on a poll being increased from 20 votes to 100 votes for each Class B Ordinary Share she holds is approved.

CONCLUSION

All resolutions proposed at the EGM and the Class A Meeting have been duly passed, and the written resolution of the holder of Class B Ordinary Shares has been duly executed and returned. Accordingly, all of the proposals described in the Notices have been approved by the requisite majorities of the shareholders of the Company.

EXHIBIT INDEX

The following exhibit is being filed herewith:

Exhibit No.	Description
99.1	Form of Amended and Restated Memorandum and Articles of Association

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Park Ha Biological Technology Co., Ltd.

Date: July 13, 2026	By:	/s/ Xiaoqiu Zhang
	Name:	Xiaoqiu Zhang
	Title:	Chief Executive Officer, Chairperson of the Board of Directors

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